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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCO Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1285 Avenue of the Americas, 35th Floor
                         (No. and Street)

New York   NY   10019
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeni Gray-Roberts   212-554-4158
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Christopher S. Elmes
                    (Name – if individual, state last, first, middle name)

78 North State Road   Briarcliff Manor   NY   10510
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                          information contained in this form are not required to respond
                          unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jeri Gray-Roberts_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SCO Securities LLC_ , as of _December 31st_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Jeri Gray-Roberts
Signature

Sr. Vice President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SCO SECURITIES LLC

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2005 AND 2004

CHRISTOPHER S. ELMES, CPA PLLC

SCO SECURITIES LLC

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2005 AND 2004

FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION

CHRISTOPHER S. ELMES, CPA PLLC

CHRISTOPHER S. ELMES, CPA PLLC

Independent Auditors' Report

To the Member
SCO Securities LLC

We have audited the accompanying balance sheet of SCO Securities LLC, as of December 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of SCO Securities, LLC as of December 31, 2004, were audited by other auditors whose report dated January 20, 2005, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SCO Securities LLC as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

In accordance with requirements of Rule 17a-5 of the Securities and Exchange Commission, we have also issued a report dated January 17, 2006, on our consideration of SCO Securities LLC internal control.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Christopher S. Elmes, CPA PLLC
Certified Public Accountant

Briarcliff Manor, New York
January 17, 2006

- 1 -

SCO SECURITIES LLC

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$ 77,483	$ 100,461
Due from affiliate	8,848,739	8,780,601
Total Current Assets	$8,926,222	$8,881,062

LIABILITIES AND MEMBER'S CAPITAL

	2005	2004
CURRENT LIABILITIES		
Accrued income tax	$ 2,710	$ -
Total Current Liabilities	2,710	-
MEMBER'S CAPITAL	8,923,512	8,881,062
	$8,926,222	$8,881,062

See notes to financial statements.

CHRISTOPHER S. ELMES, CPA PLLC

SCO SECURITIES LLC

STATEMENTS OF INCOME

	For the Years Ended	
	December 31, 2005	December 31, 2004
REVENUES	$200,000	$5,732,194
OPERATING EXPENSES		
Commissions	35,000	1,066,853
Consulting fees	65,000	753,016
Rent	28,388	47,250
Regulatory fees	5,369	5,309
Legal fees	-	8,369
Accounting fees	6,000	6,000
Licenses and permits	11,609	4,270
Telephone	2,365	3,981
Miscellaneous	1,109	1,463
Total Operating Expenses	154,840	1,896,511
INCOME BEFORE PROVISION FOR DOUBTFUL ACCOUNTS AND PROVISION FOR N.Y. CITY TAXES	45,160	3,835,683
PROVISION FOR DOUBTFUL ACCOUNTS	-	385,000
INCOME BEFORE PROVISION FOR NY CITY TAXES	45,160	3,450,683
PROVISION FOR NY CITY TAXES	2,710	162,854
NET INCOME	$ 42,450	$3,287,826

See notes to financial statements.

- 3 -

CHRISTOPHER S. ELMES, CPA PLLC

SCO SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

	For the Years Ended	
	December 31, 2005	December 31, 2004
BALANCE – BEGINNING	$8,881,062	$5,281,276
Add: Net income	42,450	3,287,826
Additional paid-in capital	-	311,960
BALANCE – ENDING	$8,923,512	$8,881,062

See notes to financial statements.

- 4 -

CHRISTOPHER S. ELMES, CPA PLLC

SCO SECURITIES LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended	
	December 31, 2005	December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 42,450	$3,287,826
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	-	660,000
Accounts payable	-	(149,404)
Accrued income tax	2,710	-
Deferred revenue	-	-
Due to/from affiliate	(68,138)	(5,147,306)
Net Cash (Used) by Operating Activities	(22,978)	(1,348,884)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid-in capital	-	311,960
NET (DECREASE) IN CASH	(22,978)	(1,036,924)
CASH – BEGINNING	100,461	1,137,385
CASH – ENDING	$ 77,483	$ 100,461
SUPPLEMENTAL DISCLOSURES		
Cash paid for:		
Taxes	$ 100	$ 311,960
Interest	$ -	$ -

See notes to financial statements.

CHRISTOPHER S. ELMES, CPA PLLC

SCO SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1 – ORGANIZATION

SCO Securities LLC (the "Company") is a Delaware Limited Liability Company formed in April 1997 under the name Startup Solutions LLC, which name was amended to Bridge Technology Group LLC and further amended to SmallCaps Online LLC. During December 2000, the name was amended to SCO Securities LLC. A newly formed entity named Bridge Technology Group LLC, which name was changed to SmallCaps Online Group LLC and then to SCO Financial Group LLC ("SCO Group") is the parent of SCO Securities LLC which maintains office facilities within the offices of SCO Group.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), The National Association of Security Dealers, Inc. (NASD) and the state of New York.

On November 4, 1999, NASD granted the Company's application for membership. The agreement made with NASD requires the Company to engage only in activities set forth in the agreement. Such activities include investment advisory services, private placements as agent, investment banking activities consisting of providing financial advisory services to institutional customers, including providing advice concerning capital sourcing and merger and acquisitions and providing fairness opinions. The Company will not hold customer funds or safekeep customer securities. The Company is required to maintain minimum net capital of $5,000 pursuant to the SEC Net Capital Rule, and is required to notify the NASD District Office if its net capital falls below 120% of its requirement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recognized when services rendered are completed.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CHRISTOPHER S. ELMES, CPA PLLC

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company maintains office facilities within the offices of its parent SCO Group LLC. The Company advanced money to its parent company for use in operations.

NOTE 4 – INCOME TAXES

Inasmuch as the Company has been organized as a Limited Liability Company, no provision for Federal or New York State income taxes by the Company is required, as the income will be reported by the Member.

SCO SECURITIES LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

DECEMBER 31, 2005 AND 2004

	2005	2004
OWNERSHIP EQUITY	$8,923,512	$8,881,062
LESS: NON ALLOWABLE ASSETS	8,848,739	8,780,601
NET CAPITAL	74,773	100,461
NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS NET CAPITAL	$ 69,773	$ 95,461
TOTAL AGGREGATE INDEBTEDNESS	$ 2,710	$ -
NET CAPITAL	74,773	100,461
LESS: 10% OF TOTAL AGGREGATE INDEBTEDNESS	271	-
EXCESS NET CAPITAL AT 1000%	$ 74,502	$ 100,461

The difference between the audited computation of net capital and the corresponding unaudited Part IIA is due to accrual of income tax.

See independent auditors' report.

CHRISTOPHER S. ELMES, CPA PLLC

CHRISTOPHER S. ELMES, CPA PLLC

<u>Independent Auditors' Report on Internal Control</u>

To The Member
SCO Securities

In planning and performing our audit of the financial statements of SCO Securities LLC, for the year ended December 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued...................

78 North State Road • Briarcliff Manor, NY 10510 • Tel: 914-941-4610 • Fax: 914-941-4616 • www.elmescpa.com

Independent Auditors' Report on Internal Control - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Christopher S. Elmes, CPA PLLC

Certified Public Accountant

Briarcliff Manor, New York
January 17, 2006

CHRISTOPHER S. ELMES, CPA PLLC